Exhibit 99.1
Fresenius Medical Care AG & Co. KGaA
Hof an der Saale
Invitation to ordinary General Meeting
ISIN: DE 0005785802 // Securities Identification No. 578 580
ISIN: DE 0005785836 // Securities Identification No. 578 583
ISIN: DE 000A0JCZP0 // Securities Identification No. A0JCZP
ISIN: US 3580291066 // ADR Identification No. 879 529
ISIN: US 3580292056 // ADR Identification No. 903 780
We hereby invite our shareholders to the
ordinary General Meeting to be held on
Tuesday 9 May 2006 at 10:00 a.m.
in the Congress Centre Messe Frankfurt,
Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main.

Agenda
1.	Presentation of the annual financial statements and group financial statements, situation report for Fresenius Medical Care AG & Co. KGaA (previously Fresenius Medical Care Aktiengesellschaft) and the group, approved by the Supervisory Board and the report of the Supervisory Board for the financial year 2005; Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA (previously Fresenius Medical Care Aktiengesellschaft) for the financial year 2005
The General Partner and the Supervisory Board propose the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA (previously Fresenius Medical Care Aktiengesellschaft) for the financial year 2005 as presented, showing a profit of EUR 744.050.932,71.
2.	Resolution on the application of profit
The General Partner and the Supervisory Board propose that the profit shown in the annual financial statements of EUR 744.050.932,71 for the financial year 2005 be applied as follows:

Payment of a dividend of EUR 1,23 for each of 96.629.422 ordinary shares entitled to a dividend	EUR	118.854.189,06

Payment of a dividend of EUR 1,29 for each of 1.132.757 preference shares entitled to a dividend	EUR	1.461.256,53

Carried forward to a new account	EUR	623.735.487,12

Profit	EUR	744.050.932,71

The dividend is payable on 10 May 2006.
3.	Resolution on the Discharge of the Management Board
Until the coming into effect of the transformation of legal form on 10 February 2006, the Company was in the legal form of a stock corporation under the name Fresenius Medical Care AG. For this reason, the management of the Company in the financial year 2005 was exercised solely by the Management Board of Fresenius Medical Care AG. The subject matter of this agenda item is therefore the discharge of the then Management Board of Fresenius Medical Care AG.
The General Partner and the Supervisory Board propose that discharge to be granted to the members of the Management Board of the Company who were in charge during the financial year 2005 for that financial year.
4.	Resolution on the Discharge of the Supervisory Board
The General Partner and the Supervisory Board propose that discharge be granted to the members of the Supervisory Board of the Company for the financial year 2005.
5.	Elections to the Supervisory Board and to the Joint Committee
On the conclusion of this General Meeting, the period in office of the present members of the Supervisory Board ends. This requires a new election.
The Supervisory Board consists of six (6) members according to Sec. 278 (3), 96 (1), 101 (1) of the Stock Corporation Act and Article 8 (1) of the Articles of Association of the Company, who are elected by the General Meeting in accordance with the Stock Corporation Act. The election of Supervisory Board members is, according to Article 8 (2) of the Articles of Association of the Company, for the period until the ending of the ordinary General Meeting which resolves on the discharge for the fourth financial year after the beginning of the period in office. The year in which the period of office begins is not included in the calculation. The General Meeting is not bound by candidates who are proposed.
According to the amendment to the Articles of Association proposed under agenda Item 9 of the invitation to this ordinary General Meeting under a), the two members of the Supervisory Board on the joint committee are, according to Article 13 b ss. 2, to be elected by the General Meeting. The election of Supervisory Board members is, according to Article 13 ss. 4, 8 ss. 2 of the Articles of Association of the Company, for the period until the ending of the ordinary General Meeting which resolves on the discharge for the fourth financial year after the beginning of the period in office. The year in which the period of office begins is not included in the calculation. The General Meeting is not bound by candidates who are proposed.
The Supervisory Board proposes the following persons for election to the Supervisory Board until the ending of the General Meeting which resolves on the discharge for the financial year 2010; in the case of Walter L. Weisman and John Gerhard Kringel, the Supervisory Board also proposes that they be elected to the joint committee, subject to the condition precedent of the entry of the amendment to the Articles of Association proposed at agenda Item 9 under a) of the invitation to this ordinary General Meeting:
•	Dr. Gerd Krick, Chairman of the Supervisory Board of Fresenius AG, Königstein

Dr. Krick is a member of the statutory national Supervisory Boards of Allianz Private Krankenversicherungs AG, Fresenius AG (Chairman), Vamed AG (Chairman), Fresenius Medical Care Management AG and member in similar controlling boards, namely the Board of Directors of Adelphi Capital Europe Fund and member of the administrative board of HDI Haftpflichtverband des deutschen Industrie V.a.G.

•	Dr. Dieter Schenk, lawyer and tax adviser, partner with Nörr Stiefenhofer Lutz, partnership, Ottobrunn Dr. Schenk is member of the statutory national Supervisory Board of

Fresenius AG, Gabor Shoes AG (Chairman), Greiffenberger AG (deputy chairman), TOPTICA Photonics AG (deputy chairman) and Fresenius Medical Care Management AG (deputy chairman) and member of a similar board, the administrative board of Feintechnik Eisfeld GmbH.

•	Prof. Dr. Bernd Fahrholz, lawyer, partner with Dewey Ballantine LLP, Berlin Prof. Dr. Fahrholz is member of the statutory national Supervisory Board of Fresenius Medical Care Management AG.

•	Walter L. Weisman, former Chairman and Chief Executive Officer of American Medical International Inc., Los Angeles, California, U.S.A. Mr. Weisman is member of the statutory national Supervisory Board of Fresenius Medical Care Management AG and member of similar boards, namely member of the Board of Directors of Maguire Properties, Inc. and Occidental Petroleum Corporation.

•	John Gerhard Kringel, former Senior Vice President of Abbott Laboratories, Inc., Durango, Colorado, U.S.A.

Mr. Kringel is a member of the statutory national Supervisory Board of Fresenius Medical Care Management AG and member of similar boards, namely member of the Board of Directors of E-Surg, Inc. and Medical Research Labs, Inc.

•	William P. Johnston, former Chairman of the Board of Directors of Renal Care Group, Inc., Nashville, Tennessee, U.S.A. Mr. Johnston is a member of a board similar to a national Supervisory

Board, namely member of the Board of Directors of The Hartford Mutual Funds, Inc.
6.	Election of the Auditors and Group Auditors for the Financial Year 2006
The Supervisory Board proposes the election of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main as auditors and group auditors for the financial year 2006.
7.	Resolution on authorizing the granting of options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliated company (Stock Option Program 2006) and the creation of conditional capital to provide for the Stock Option Program 2006 and consequent amendments to the Articles of Association
The General Partner and the Supervisory Board propose the following resolutions:
a)	Authorization to grant options for bearer ordinary shares

The General Partner is authorized to issue by 8 May 2011 up to 5,000,000 options for up to 5,000,000 bearer non-par value ordinary shares of Fresenius Medical Care AG & Co. KGaA (the Company) in accordance with the following provisions. If members of the management board of the General Partner are affected, its Supervisory Board alone is authorized accordingly.

The principles for the issue of the options are as follows:

(aa) Entitled persons/ Distribution of options
Options may be issued only to members of the management board of Fresenius Medical Care Management AG in their capacity as the management organ of the General Partner of the Company, to members of the management board of affiliated companies and managerial staff members (Führungskräfte) of the Company and affiliated companies. Members of the management and employees solely employed by Fresenius AG or affiliated companies which are affiliated to the Company only through Fresenius AG are excluded. The exact group of entitled persons and the scope of options to be granted to each of them will be determined by the General Partner. If members of the management board of the General Partner are to receive options, this determination and issue of the options shall be under the exclusive decision of its Supervisory Board.

The total volume of options is apportioned to the groups of entitled persons as follows:
•	Members of the management board of the General Partner receive at most a total of up to 1,000,000 options

•	Members of the management board of affiliated companies receive at most a total of up to 1,000,000 options

•	Managerial staff members (Führungskräfte) of the Company and affiliated companies receive at most a total of up to 3,000,000 options.
The entitled persons receive options only as members of one group. Double grants are not admissible. The entitled persons must at the time of the granting of the options be in an employment or service relationship with the Company or an affiliate of the Company or must be members of the management board of the General Partner.
(bb) Grant of options (Acquisition period), day of issue and content of options
The grant of options shall be made in five (5) annual tranches each on the last Monday in July and/or the first Monday in December (each of them Day of Issue). If the amendment to the Articles of Association to be resolved on as at b), is not entered in the Commercial Register prior to 1 July 2006, the first grant of options shall take place on the first working day of the calendar month following the entry.
Each option entitles the holder to one (1) bearer non-par value ordinary share of the Company in return for payment of the exercise price specified in (cc) and shall be for a period of seven (7) years.
The option conditions can provide that the Company may, in fulfilment of the option, at its discretion grant the entitled persons its own shares in place of new shares out of conditional capital. In the case of entitled persons who are members of the management board of the General Partner, the Supervisory Board of the latter shall decide. The acquisition of its own shares for this alternative satisfaction of the options must comply with the statutory provisions. No authorization to acquire its own shares is granted by this resolution.
(cc) Exercise price (issue price) and target
The exercise price of an option shall be the average stock exchange closing price of non-par value ordinary shares of the Company in electronic “Xetra” trading of the Deutsche Börse AG in Frankfurt am Main or a comparable successor system on the last thirty (30) calendar days prior to the grant of the option. The minimum exercise price is, however, the nominal amount of the capital of the Company attributed to each non-par value ordinary share (Section 9 (1) Stock Corporation Act).
It is a condition for the exercise of options in each case that the annual target is achieved within the three year waiting period according to (dd). The target is achieved in each case if, after the grant of the options to the entitled persons in each case, the adjusted basic income per ordinary share (EPS) increases by at least 8% per annum in comparison to the previous year in each case. If with regard to a comparable period or more than one of the three comparable periods within the waiting period the target is not achieved, the options are cancelled in the proportion in which the target is not achieved within the waiting period, i.e. by one third, two thirds or completely.
The EPS shall be calculated following the US-GAAP (Generally Accepted Accounting Principles) methodology based upon the hereafter described adjusted net income as follows:
The adjusted net income corresponds to the net income shown in the consolidated financial statements of the Company (prepared in accordance with the accountancy principles of US-GAAP),
(i) to which is added the costs shown in the relevant consolidated financial statement for:
•	– provided that the costs occur only once – the purchase, integration and financing of companies (in particular the Renal Care Group, Inc.) or dialysis clinics, including the costs in connection with
–	any costs and expenses attributable to liability exposure existing already prior to the time of acquisition and/or

–	the sale of dialysis clinics irrespective of whether this was ordered by the competent anti-trust authority or not;
•	extraordinary items in the meaning of the US-GAAP;

•	effects of new US-GAAP pronouncements, in the first year the pronouncement becomes effective; and

•	any tax effects in respect to the above mentioned points; and
(ii) from which is subtracted any gains shown in the consolidated financial statements in each case by reference to the following
•	the sale of dialysis clinics irrespective of whether this was ordered by the competent anti-trust authority or not;

•	extraordinary items as defined under US-GAAP;

•	effects of new US-GAAP pronouncements, in the first year the pronouncement becomes effective; and

•	any tax effects in respect to the above mentioned points.
In the first year of the application of the Stock Option Plan 2006 the calculation of the Success Target shall be based on an income available for all classes of shares for the respective years 2005 and 2006 excluding any effects related to the transformation of the legal form of the Company into a KGaA and to the conversion of the Company’s preference shares into ordinary shares (both concluded in 2006).
The determination of EPS and changes thereto compared to the EPS of the relevant comparison year will be verified in a binding manner in each case by the auditors of the Company on the basis of the audited financial statements for the question of the admissibility of exercise of options.
(dd) Waiting Period for first exercise, Exercise Periods and Black-out Periods
The waiting period for the first exercise is three years from the Day of Issue. On expiry of the waiting period, all options for which the success target under cc) has been achieved can be exercised at any time, apart from during a black-out period.
The black-out periods are the following in each case:
•	the period from the 21st calendar day before a Company’s general meeting until the end of the day of such general meeting,

•	the period from the day on which the Company publishes an offer to its shareholders to subscribe for new shares in a stock exchange gazette (Börsenpflichtblatt) or the Electronic Federal Gazette up to the day on which the shares of the Company issued in accordance with that right are listed for the first time on the Frankfurt Stock Exchange “ex subscription rights”, and

•	the period from the 15th calendar day prior to the publication of the quarterly results or the annual results until the publication of the quarterly results or the annual results.
The above mentioned periods in which exercise is blocked include in each case the times for beginnings and ends stated. In addition, any restrictions under general legal provisions, in particular the Securities Trading Act, are to be observed. If the management board of the General Partner is concerned, its supervisory board and if other participants are concerned, the General Partner, shall, in justified exceptional cases, determine other periods in which exercise is blocked, the beginning of which will be notified to the Participants in due time in advance in each case.
(ee) Adjustment in case of Capital Measures/Protection against Dilution
If the Company, during the term of the options, while granting a direct or indirect subscription right to its shareholders increases its capital by the issue of new shares or issues debentures with conversion or option rights and if, in that case, fixed conversion or option prices per share are less than the exercise price for the options, the General Partner or if members of the management board of the General Partner are affected, its Supervisory Board, is entitled to establish financial equality for the Participants. This equality may be established by the reduction of the exercise price or the adjustment of the number of options or a combination of both. The participants have no right to such financial equality. In the case of the issue of shares, debentures or options in the course of the share based incentive program of the Company, no equalisation will be granted.
In the event of a capital increase from Company funds by the issue of new shares, the conditional capital will, in accordance with Sec. 218 Stock

Corporation Act, be increased in the same proportion as the share capital. The right of the Participants to subscribe new shares by the exercise of options, shall increase in the same proportion. The exercise price will be reduced in the same proportion. If the capital increase out of Company funds takes place without the issue of new shares, (Sec. 207 (2) sentence 2 Stock Corporation Act) the options and the exercise price remain unchanged.
In the event of a capital reduction, no adjustment of the exercise price or the option ratio shall take place if by the capital reduction the total number of shares is not changed or the reduction is associated with a repayment of capital or with the acquisition of the Company’s own shares for valuable consideration. In the case of a capital reduction by merger of shares without capital redemption and in the case of an increase in the number of shares without any change in capital (share split), the number of shares which can be acquired for each option at the exercise price shall be reduced or increased in proportion to the capital reduction or share split. The exercise price for one share shall be adjusted in the same proportion.
If an adjustment takes place in accordance with the above paragraphs, fractions of shares will not be granted on the exercise of options. No cash compensation will be granted.
(ff) Non-transferability and cancellation of options
The options will be granted as non-transferable options. The options are neither transferable nor saleable, and may not be pledged or charged in any other manner with the exception of the case of death. All non-exercised options are cancelled without compensation on the expiry of seven (7) years after the date of issue. For cases in which the employment ends by death, incapacity, retirement, dismissal or otherwise without dismissal and for the case that the entitled person after ending of the employment assumes employment with Fresenius AG or an affiliate of Fresenius AG, special rules for the cancellation of options can be included in the option conditions.

(gg) Provision for further details

The General Partner is authorized to fix the other details for the issue of shares out of the conditional capital and the further conditions of the Stock Option Program 2006, in particular, the option conditions for the entitled persons. If the members of the management board of the General Partner are concerned, its Supervisory Board shall decide exclusively. The further details include, in particular, provisions on the distribution of options within the groups of entitled persons, the exact issue price within the specified period, provisions on tax and costs, the procedure for the issue to the individual entitled persons and the exercise of options, provisions in relation to the cancellation of options in the event of the ending of employment and further procedural rules.
b)	Conditional Capital

The capital of the Company will be conditionally increased by up to 12,800,000 EUR by the issue of up to 5,000,000 bearer non-par value ordinary shares. The conditional capital increase is exclusively for the purpose of satisfying the options granted up to 8 May 2011 on the basis of the authorization of the General Meeting of today in accordance with above a), for the granting and implementing of options of members of the management board of the General Partner, its Supervisory Board is exclusively competent. The conditional capital increase will be implemented only to the extent that holders of the options issued exercise their right to ordinary shares of the Company and the Company does not grant any shares of its own for the satisfaction of the options. The issue of shares out of the conditional capital shall also take place in accordance with a), (cc) at the exercise price therein specified as issue price. The new shares participate in profits from the beginning of the financial year in which they come into existence by exercise of the options.
c)	Amendment to the Articles of Association

Article 4 (8) of the Articles of Association shall become Article 4 (9). Article 4 (8) of the Articles of Association shall read as follows:

“The capital of the Company is conditionally increased by up to 12,800,000.00 EUR (in words: twelve million eight hundred thousand Euro) by the issue of up to 5,000,000 (in words: five million) new bearer ordinary shares. The conditional capital increase will be implemented only to the extent that options have been issued in accordance with the Stock Option Program 2006 under the resolution of the general meeting of 9.05.2006, the holders of options exercise their right and the Company for the satisfaction of the options does not grant any of its own shares, for the granting and processing of options of members of the management board of the general partner, its supervisory board is exclusively competent. The new bearer ordinary shares participate in profits from the beginning of the financial year in which they are issued”.
The General Partner has provided a written report on the Stock Option Program 2006. The content of the report is published as Schedule to this invitation to the ordinary General Meeting. The report is laid out in the offices of the Company for inspection by shareholders from the day of the calling of the ordinary General Meeting and is available via the Internet (www.fmc-ag.com). On request, each shareholder shall receive a copy of this report free of charge. The report will also be laid out at the ordinary General Meeting.
8.	Resolution on the Adjustment of existing Employee Participation Programs
The Company by resolutions of the General Meetings of 1996, 1998 and 2001, has Employee Participation Programs for employees and members of the management board of Fresenius Medical Care AG and employees and members of the management of affiliates. These Employee Participation Programs each have different exercise periods. The following draft resolutions are intended to harmonize the exercise periods of all Employee Participation Programs.
The General Partner and the Supervisory Board propose the following resolution:
The Employee Participation Programs based on the General Meeting resolution of 24 September 1996 and 10 June 1998 (amended by resolution of the General Meeting of 30 May 2000) and of 23 May 2001, will be amended as follows:

All conversion rights or options can be exercised at any time outside the blackout periods if the other conditions of the relevant Employee Participation Program are fulfilled.

The black-out periods are the following in each case:
•	the period from the 21st calendar day before a Company’s general meeting until the end of the day of such general meeting,

•	the period from the day on which the Company publishes an offer to its shareholders to subscribe for new shares in a stock exchange gazette (Börsenpflichtblatt) or the Electronic Federal Gazette up to the day on which the shares of the Company issued in accordance with that right are listed for the first time on the Frankfurt Stock Exchange “ex subscription rights”, and

•	the period from the 15th calendar day prior to the publication of the quarterly results or the annual results until the publication of the quarterly results or the annual results.
The above mentioned periods in which exercise is blocked include in each case the times for beginnings and ends stated. In addition, any restrictions under general legal provisions, in particular the Securities Trading Act, are to be observed. If the management board of the General Partner is concerned, its supervisory board and if other Participants are concerned, the General Partner, shall, in justified exceptional cases, determine other periods in which exercise is blocked, the beginning of which will be notified to the Participants in due time in advance in each case.
9.	Resolution on Amendment of the Articles of Association
For the further development of the Corporate Governance of the Company, the General Partner and the Supervisory Board propose the following resolution:
a)	After Article 13 of the Articles of Association of Fresenius Medical Care AG & Co. KGaA, a new section “C. Joint Committee” will be inserted. Thereby the existing Section “C. General Meeting” becomes “D. General Meeting”. Under the heading “C. Joint Committee” the following provisions will be inserted:

“Art. 13a Joint Committee

The Company has a joint committee consisting of two members of the supervisory board of the general partner delegated by the general partner and two members of the supervisory board of the Company (Joint Committee). The general partner shall appoint one of its delegates to be chairman of the Joint Committee.

Art. 13b Appointment and Period of Office of Members of the Joint Committee
(1)	Section 103 (2) Stock Corporation Act shall apply to the members of the joint committee to be delegated by the general partner.

(2)	The members of the supervisory board of the Company on the joint committee will be appointed by resolution of the general meeting. For the appointment and removal of members of the supervisory board of the Company in the joint committee, the provisions on the election and removal of members of the supervisory board in Sections 103 (1) and (5), 124 (3) sent. 1, 127, 137, 285 (1) sent. 2 No. 1 Stock Corporation Act apply accordingly. If a member of the supervisory board of the Company on the joint committee leaves the joint committee prior to the expiry of his period of office and no replacement member is appointed, the supervisory board of the Company shall appoint a replacement member from among its members, the period of office of whom will end at the ending of the next ordinary general meeting of the Company.

(3)	For the members of the joint committee Section 103 (3) sent. 1 and 4 Stock Corporation Act apply accordingly. The joint committee shall decide on resolutions with a simple majority.

(4)	The provisions in Art. 8 (2) to (5) shall apply to the election and periods of office of members of the joint committee unless otherwise provided in subsecs. (1) and (2).
Art. 13c Rights and Duties of the Joint Committee”
(1)	The general partner requires the approval of the joint committee for the following matters:
a)	transactions between the Company and companies controlled by it on the one hand and a company which controls the Company or a company which is controlled by the controlling company, without at the same time being controlled by the Company on the other side, if considerable importance is attributed to them and the consideration in the transaction in a single case or – in the case of long-term transactions – the annual expense exceeds 0.25% of the group turnover. The group turnover as shown in the group financial statements of the Company presented most recently to the general meeting according to Secs. 278 (3), 176 (1) sent. 1 Stock Corporation Act is decisive.

b)	The acquisition and sale of significant participations and parts of companies;

c)	the spin-off of significant parts of the business from the assets of the Company or of a company in which it holds directly or indirectly all the shares;

d)	part mergers which refer to a significant part of the business;

e)	conclusion of inter-company agreements between a company significantly under the control of the Company and a third party;

f)	conclusion of leases of operations with third parties insofar as the subject matter of the lease is a significant part of the business;

g)	the stock market flotation of significant companies controlled by the Company;

h)	the conclusion of profit-sharing agreements between a company significantly controlled by the Company and a third party.
(2)	Matters referred to in (1) b) to h) are significant if 40% of the group turnover, the group balance sheet total and the group profit (annual surplus prior to interest and tax/EBIT) is affected by the matter. The significance shall be determined on the basis of the mathematical average of the said figures in the audited and unreservedly certified group accounts of the Company in the previous three financial years.

(3)	The competences and rights of the general meeting under statute and the Articles of Association remain unaffected.
Art. 13d Meetings and Resolutions of the Joint Committee
(1)	Meetings of the joint committee will be called by its chairman stating the matter which is to be the subject of a resolution.

(2)	The chairman of the joint committee shall with the invitation, but at the latest the third day prior to the meeting of the joint committee, transmit a report of the general partner on the matters which are the subject matter of resolutions. The report shall conclude with a draft resolution of the general partner.

(3)	Every member of the joint committee can demand information on all affairs of the Company which are the subject matter of resolutions, from the general partner. At the request of two members of the joint committee, the members of the joint committee are to be granted the facility to inspect the books and documents of the Company if and to the extent a reference to the subject matter of the resolution exists.

(4)	The joint committee has a quorum if at least three members participate in the taking of the resolution. If a resolution is not passed because of the lack of a quorum, the chairman of the joint committee shall again call a meeting of the joint committee with notice of at least one week, which shall then have a quorum if at least two members participate in the taking of the resolution. The joint committee decides by a majority of the votes. Every member of the joint committee has one vote. In the case of a tie, a new vote on the same subject is to be taken on the application of the chairman or another member of the joint committee. In that vote, if there is also a tie, the chairman of the joint committee has two votes.

(5)	Unless otherwise provided in (1) to (4), Art. 10 of the Articles of Association shall apply to the meetings and the resolutions of the joint committee.
Art. 13e Rules of Procedure, Report, Remuneration
(1)	The joint committee can, subject to mandatory legal provisions and the Articles of Association of the Company give itself rules of procedure which will, in particular, take account of the interests of the non-German speaking members of the joint committee.

(2)	If the joint committee has met, it shall report to the general meeting on its activities. Section 171 (2) sent. 1 and 2 (first half sentence) Stock Corporation Act and Section 176 (1) sent. 1 Stock Corporation Act shall apply mutatis mutandis. If resolutions are passed by the exercise of the second vote of the chairman of the joint committee, this is to be disclosed in the report.

(3)	The members of the joint committee shall receive USD 3,500.00 for a meeting. Art. 13 (1), (7) and (8) of the Articles of Association apply accordingly.
Art. 13f Duty of Care and Responsibility of the Members of the Joint Committee
Section 116 Stock Corporation Act applies to the members of the joint committee mutatis mutandis.”
b)	Article 12 of the Articles of Association of Fresenius Medical Care AG & Co. KGaA shall now read as follows:
“Art. 12 Rules of Procedure of the Supervisory Board, Audit and Corporate Governance Committee
(1)	The supervisory board shall, within the statutory provisions and the Articles of Association, provide itself with rules of procedure which shall, in particular, also take account of the interests of the non-German speaking supervisory board members.

(2)	The supervisory board has an audit and corporate governance committee. The audit and corporate governance committee has three members at least two of whom are independent members.

Independent members are persons who, apart from their membership of the supervisory board of the general partner or of Fresenius AG, have no significant business, professional or personal relations with the Company or any of its affiliates. The audit and corporate governance committee reviews the report of the general partner on relations to affiliates without affecting the competence of the supervisory board. The report of the supervisory board is to contain a report on the activity of the audit and corporate governance committee and its proposals. The rules of procedures of the audit and corporate governance committee shall provide more detailed provisions.”
From the day of the calling of the ordinary General Meeting the following documents are laid out for inspection by shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg:
•	The annual financial statements and group financial statements, the situation report for Fresenius Medical Care AG & Co. KGaA and the group approved by the Supervisory Board and the report of the Supervisory Board for the financial year 2005;

•	the written report of the General Partner to the ordinary General Meeting on the Stock Option Program 2006; and

•	the resolutions of the General Meeting regarding the Employee Participation Programs of the years 1996, 1998, 2001
On request each shareholder shall receive a copy of the above documents free of charge. Further, these documents are available via the Internet (www.fmc-ag.com) and will be laid out in the General Meeting of the Company.

Participation in the General Meeting
Those shareholders who apply to the Company by Thursday, 4 May 2006 at the latest under the following address
Fresenius Medical Care AG & Co. KGaA
c/o Dresdner Bank AG
OSS SO Hauptversammlungen
Jürgen-Ponto-Platz- 1
60301 Frankfurt am Main
Telefax: +49 (0)69-263-15263
E-Mail: tbhvservice@dresdner-bank.com
and prove their shareholding to the Company, are entitled to participate in the ordinary General Meeting. As evidence of their shareholding, the shareholders must, at the latest by Thursday, 4 May 2006 provide evidence of their depository institution in text form in English or German showing the extent to which they are shareholders of the Company at the beginning of 18 April 2006, 0:00 hours at the registered office of the Company.
Each ordinary share carries one (1) vote in the ordinary General Meeting. Preference shares have no votes.
Proxies
A shareholder can have his vote in the ordinary General Meeting exercised by a proxy, e.g. the depository bank, an association of shareholders or another person of his choice.
The Company offers, as a special service, that shareholders may authorize proxies named by the Company, bound to voting instructions, prior to the ordinary General Meeting. The shareholders who wish to authorize such proxies named by the Company require an entry ticket to the ordinary General Meeting for this purpose.

Proxies must be transmitted in text form. The shareholders shall receive the necessary documents and information together with their entry ticket.
Counterproposals
Counterproposals to a proposal of the General Partner and Supervisory Board on a particular agenda item in the meaning of Section 126 Stock Corporation Act and shareholders’ nominations for the election of the auditors, members of the Supervisory Board and of the joint committee in accordance with Section 127 Stock Corporation Act are to be addressed exclusively to
Fresenius Medical Care AG & Co. KGaA
- Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v.d.H.
Telefax: 06172 / 609-2301
E-Mail: ir@fmc-ag.de
Applications of shareholders received at the latest two weeks prior to the day of the ordinary General Meeting by the Company will be published without delay after their receipt under the internet address www.fmc-ag.com. Applications addressed otherwise will not be taken into account.
Hof an der Saale, March 2006
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board

Schedule to the invitation to the ordinary General Meeting on 9 May 2006
Written report of the General Partner to the ordinary General Meeting on the Stock Option Program 2006
Agenda item 7 provides for the creation of conditional capital and the possibility of issuing options to the management boards and managerial staff members (Führungskräfte) of the Company and affiliated companies at home and abroad authorizing subscription of voting bearer ordinary shares of the Company (Stock Option Program 2006).
The participation of management boards and managerial staff members (Führungskräfte) in the financial risks and opportunities of the business by the grant of share options belongs to the significant elements of an internationally competitive remuneration system. The financial success of the Company depends not least on its capacity to attract specialists and leaders worldwide and to secure their long-term association with the Company.
At the present time the Company has three (3) Employee Participation Programs secured by conditional capital, from which no further options can be issued. With the proposed Stock Option Program 2006 the Company follows its successful Employee Participation Programs of the past. The Company will thus be placed in a position to be able to continue to offer to management boards and managerial staff members (Führungskräfte) of the group a remuneration structure competitive in comparison to international competitors.
The main principles of the draft resolution can be summarized as follows:
Apart from the management of the Company, i.e. the management board of the General Partner Fresenius Medical Care Management AG and the management boards of affiliated companies, managerial staff members (Führungskräfte) of the Company and affiliated companies should receive options. Exclusively excluded are the management and employees solely employed by Fresenius AG or affiliated companies which are affiliated to the Company only through Fresenius AG. For these, their own remuneration programs based on shares have been established at the level of Fresenius AG. In the proposed distribution of the total of 5.000.000 options available, experience which the Company has derived in the past from the share-based remuneration programs is reflected. The management board of the General Partner and the management boards and managerial staff members (Führungskräfte) of affiliated companies at home and abroad are intended to receive up to 1.000.000 options in each case. The remaining 3.000.000 options will be allocated to the managerial staff members (Führungskräfte) of the Company and the affiliated companies at home and abroad. While the General Partner is responsible for the allocation of options to the management boards of affiliated companies and employees of the Company and employees of affiliates, its supervisory board shall decide on the allocation to the management board of the general partner.
The allocation of the total of 5.000.000 options available is to be made in five annual tranches in each case on the last Monday in July or the first Monday in December. It is proposed in order to satisfy the rights under the options to use shares out of the conditional capital or from the Company’s own shares acquired in advance under a separate authorizing resolution, at the discretion of the Company. The Company can thereby choose the most appropriate form of satisfying the options taking account of capital market and taxation considerations. In the Stock Option Program 2006, however, not more than 5 million options will be issued so that in the case of the use of its own shares, the number of shares to be created out of the conditional capital will reduce accordingly.
In order to emphasize the incentive of long-term increase in Company value in the interest of all shareholders, the proposal provides waiting periods for the first exercise in excess of those statutorily prescribed. The options can, in each case, be exercised only after the expiry of three years from their issue. In the interests of shareholders in a sustained increase in the value of the Company, exercise is only possible if, within the waiting period, an ambitious success target is achieved. If this is not the case for a comparable period, a corresponding proportion of the options issued in each case at a particular time are cancelled.
The management proposes as success target an increase of at least 8% of the adjusted basic income per ordinary share in comparison to that of the previous year during the three year waiting period. For the question of the exercisability, three comparison periods are therefore crucial in principle in the case of each grant of options. If the target is not achieved in one or more of the three comparison periods, the options issued in each case are forfeited in the proportion in which the target has not been achieved within the waiting period, i.e. by a third, or two thirds, or completely. (Example: If a participant has been allotted 90 options in one year, and if the target is not achieved on one occasion within the three year waiting period, the Participant can exercise 60 options subject to compliance with the general conditions of the stock option plan.)
By fixing a success target directed towards a sustained two-digit growth in profit, care was particularly taken to exclude once-off effects from the calculation. This prevents the success target being achieved or not achieved due to extraordinary circumstances having to be taken into account by the Company in its group financial statements, which the participants could not or only partially affect by their performance. A current example of this is the conversion of preference shares to ordinary shares and the transformation of the legal form into a KGaA (both concluded in 2006). Costs arising therefrom are not due to the normal business of the Company and should therefore be excluded from the calculation.
If the described conditions for the exercise are fulfilled and if the participant is at the time of exercise still in an employment or service relationship, the options can be exercised at any time with the exception of certain blackout periods up to four (4) years following the waiting period. By the blackout periods listed in the proposed resolution, periods for exercise are excluded in which the entitled persons could typically avail of insider information and therefore would be subject to a prohibition on exercise under capital markets law. In addition, the management can in justified exceptional cases introduce other blackout periods. This may, for example, be indicated if compliance with statutory provisions (e.g. security trading provisions) cannot otherwise in an appropriate form be guaranteed.
Finally, the draft resolution provides that if the management board of the General Partner is affected, its supervisory board and otherwise the General Partner is authorized to determine further details for the grant of options, for their content and for the grant in shares. Apart from determining the number of options to be granted rules for the special case of premature ending of employment and other procedural regulations belong hereto.
Hof an der Saale, March 2006
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board

Notice to Holders of American Depositary Receipts (ADR Holders) of the ordinary General Meeting
- ISIN: US3580291066 // ADR-Identification-No.: 879 529 -
- ISIN: US3580292056 // ADR-Identification-No.: 903 780 -
If holders of ADRs wish to participate personally in the ordinary General Meeting, they are requested to pass the application for the issue of entrance tickets through their depositary banks to the US American correspondence banks. In order to ensure that the deposit period in accordance with Article 15 ss. 1 of the Articles of Association is observed, the applications for the issue of entrance tickets must reach the US American correspondence banks by 2 May 2006 at the latest. Your depositary bank should ensure that your applications are passed on in time.
All entrance tickets will be issued on the basis of one share. As an ADR represents a third of one share, entrance tickets for ADR holders can be issued only for three ADRs or a full multiple thereof. ADR holders with less than three ADRs will be admitted, on request, as guests.
If the ADRs represent preference shares, they have no voting right at the General Meeting.
If ADRs represent ordinary shares, the holders of ADRs can, through their depositary banks, have their voting rights in the ordinary General Meeting exercised by JP Morgan Chase Bank. The depositary will ensure the exercise of the voting rights in accordance with the instructions of the ADR holder. Such applications must be received by the US American correspondence banks by 3 May 2006 at the latest. Particular care must be taken that no confusion between ADRs for ordinary shares and those for preference shares takes place.
Holders of ADRs which represent ordinary shares can also personally exercise the voting right in the ordinary General Meeting, however, only for three ADRs or a full multiple thereof.

For fractional amounts in ADRs which represent ordinary shares, or for ADRs which represent preference shares, the possibility of exercising voting rights at the ordinary General Meeting arises only by instructions to the depositary.
The depositary banks are referred to the separate publications in the journal “Wertpapier-Mitteilungen”.
Hof an der Saale, March 2006
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board